August 28, 2025

Marilu Brassington
Chief Financial Officer
Ridepair Inc.
2617 Ocean Park Blvd, Suite 1011
Santa Monica, CA 90405

       Re: Ridepair Inc.
           Amendment No. 7 to Offering Statement on Form 1-A
           Filed August 22, 2025
           File No. 024-12555
Dear Marilu Brassington:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Offering Statement on Form 1-A
Dilution, page 20

1. In your calculation of net tangible book value per share, after the offering, and in the footnote to the table, you have included 2,404,440 Common Stock representing
       $1,202,200 for principal and accrued interest. Please revise each table and the footnote to reflect the conversion of the balance for the convertible note as of March
       31, 2025 of $1,754,112, plus the additional borrowings of $350,000 received subsequent to March 31, 2025.
 August 28, 2025
Page 2

        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-
3707 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Dennis Gluck, Esq.